DUANE STREET CORP.

616 Corporate Way, Suite 2-4059

Valley Cottage, NY 10989

Tel: (855) 360-3330

January 8, 2013

Via Edgar

Susan Block

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	Duane Street Corp.

Registration Statement on Form S-1

Filed September 7, 2012

File No. 333-183760

Dear Ms. Block,

Duane Street Corp., acknowledges receipt of the letter dated November 10, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Business Description, page 24

Business Plan Implementation Schedule, page 25

1. We note your response to our prior comment 2 and reissue. Please revise this section to disclose how much money will be required to implement each material step outlined in this section (such as for each numbered action on pages 25 and 26), providing more of a breakdown of costs in the various steps outlined for each quarter. For instance, in the first quarter, disclose how much is anticipated to be used for hiring interns or design school graduates and how much is anticipated to be needed for commencing the patent process. Similarly revise under “Plan of Operations,” on page 30. This disclosure should also clearly tie in with your “Use of Proceeds” disclosure on page 20. As such, the “Use of Proceeds” should provide more specificity regarding the material steps necessary to implement your plan and the cost tied to each material step, similar to the information found at pages 25 and 26 under “Business Plan Implementation.” Please also update your risk factor under “We Are Unable to Provide a Time Table” on page 11.

Response: Revised. Please See Fourth Amended Draft.

Strategy and Product, page 27

2. We note your response to our prior comment 5 and reissue in part. Please explain here what the Babyrocker is, how it looks and functions, and how it differs from the example comparison to an exercise ball. Please provide as much detail to your description as is practicable so that investors can understand and visualize the product you plan to sell. For instance, you indicate there are springs under the cover. With a view toward revised disclosure, please tell us what the cover is anticipated to be made of. Is the cover surface flat or slanted, or soft or firm? Is it shaped more like an exercise ball or more like a chair, or rocking chair, for instance? Please advise and revise.

Response: Revised. Please See Fourth Amended Draft.

Government Regulations, page 28

3. We note your response to our prior comment 9 and reissue in part. Please revise to include disclosure indicating there may be costs of complying with government regulations in the caregiver market.

Response: Revised. Please See Fourth Amended Draft.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30, Plan of Operations, page 30

4. We note your response to our prior comment 10 and reissue. To the extent you discuss future business plans here, or elsewhere, your disclosure should be accompanied by the timeframes and financing needs to implement your goals. Examples here include your disclosure regarding anticipated revenue sources, such as sales of add-ons, licensing and strategic partnerships. Clarify if these endeavors will require funding outside of what you are trying to raise here and clarify if you have no current financing available for these future business plans, if true.

Response: Revised. Please See Fourth Amended Draft.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Peretz Aisenstark
President

VIA EDGAR

cc: Tonya K. Aldave, Esq. Staff Attorney, SEC